EXHIBIT 11
Statement Regarding Computation of Per Share Earnings

SOUTHERN MISSOURI BANCORP, INC. AND SUBSIDIARY

STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS

	Year Ended June 30,
	2015	2014	2013
(dollars in thousands except per share data)
Basic Average shares outstanding	7,337,437	6,616,360	6,582,880

Net income	$13,668	$10,081	$10,067
Less: effective dividend on preferred shares	-	-	-
Less: effective dividend on preferred shares	200	200	345
Net income available to common stockholders	$13,468	$9,881	$9,722
Basic earnings per share available to common stockholders	$1.84	$1.49	$1.48

Diluted Average shares outstanding	7,337,437	6,616,360	6,582,880
Net effect of dilutive securities – based on the treasury stock method using the period end market price, if greater than average market price	169,795	184,054	168,226
Total	7,507,232	6,800,414	6,751,106

Net income	$13,668	$10,081	$10,067
Less: effective dividend on preferred shares	-	-	-
Less: effective dividend on preferred shares	200	200	345
Net income available to common stockholders	$13,468	$9,881	$9,722
Diluted earnings per share available to common stockholders	$1.79	$1.45	$1.44